UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                       (Amendment No.            )*


                            Magellan Technology, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.0001 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                559092-40-8
                               --------------
                               (CUSIP Number)

                              Richard G. Brown
                  KIMBALL, PARR, WADDOUPS, BROWN & GEE
                   185 South State Street, Suite 1300
                       Salt Lake City, Utah  84111
                              (801) 532-7840
 ------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                               October 25, 1996
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9           SEC 1746 (12-91)

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 2 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reginald L. Hughes

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              0
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               955,332
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        0

                 10     SHARED DISPOSITIVE POWER

                        955,332

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        955,332

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        6.8%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 3 of 9 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Janet L. Hughes

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              0
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH
REPORTING               955,332
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        0

                 10     SHARED DISPOSITIVE POWER

                        955,332

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        955,332

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        6.8%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 4 of 9 Pages

Item 1.  Security and Issuer

    (a)  Title of Class of Equity Securities:

              Common stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:

              Magellan Technology, Inc. (the "Issuer")

    (c)  Address of Issuer's Principal Executive Offices:

              990 West Atherton Drive, Salt Lake City, UT 84123

Item 2.  Identity and Background

    (a)  Name:

              Reginald L. Hughes ("RL Hughes")
              Janet L. Hughes ("JL Hughes")

    (b)  Business address of RL Hughes:

              1216 South 1580 West, Orem, UT 84058

         Residence address of JL Hughes:

              1482 East 920 South, Provo, UT 84606

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              RL Hughes:     President and Chief Operating Officer of SkyHook
                             Technologies, Inc., which develops cargo management systems for use with helicopters and is located at 1216 South 1580 West, Orem, Utah
                             84058.

              JL Hughes:     Not employed outside of the home.

    (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

              None

    (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 5 of 9 Pages

         violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

              None

    (f)  Citizenship:

              United States

Item 3.  Source and Amount of Funds or Other Consideration

         The 955,332 shares of the Common Stock were issued to the Reginald
    L. Hughes Family Limited Partnership (the "Limited Partnership"), of which RL Hughes and his wife, JL Hughes, are the general partners, in exchange for 238,833 shares of the common stock of SkyHook Technologies, Inc. ("SkyHook") in connection with a share exchange agreement entered into between the Issuer and SkyHook.

Item 4.  Purpose of Transaction

         The issuance of the shares of the Common Stock to the Limited Partnership was in connection with a share exchange agreement entered into between the Issuer and SkyHook, pursuant to which the Issuer acquired all of the outstanding shares of SkyHook.

         RL Hughes and JL Hughes reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, RL Hughes and JL Hughes presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of shares of the Common Stock beneficially owned by RL Hughes and JL Hughes is 955,332 shares, which represents 6.8% of the outstanding shares of the Issuer.

    (b) Neither RL Hughes nor JL Hughes has the sole power to vote or direct the vote nor the sole power to dispose or to direct the disposition of any shares of the Common Stock. RL Hughes and his wife, JL Hughes, as general partners of the Limited Partnership share the power to vote, direct the vote, dispose of and direct the disposition of 955,332 shares of the Common Stock.

    (c) On October 25, 1996, 955,332 shares of the Common Stock were issued to the Limited Partnership, of which RL Hughes and JL Hughes are general partners, in exchange for 238,833 shares of the common stock of SkyHook in connection with a share exchange agreement entered into between the Issuer and SkyHook.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 955,332 shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 6 of 9 Pages

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

         Attached hereto as Exhibit B is a copy of the Articles of Share Exchange of Magellan Technology, Inc. and SkyHook Technologies, Inc.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 7 of 9 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





           November 20, 1996                     /s/ REGINALD L. HUGHES
      ---------------------------              ----------------------------
                  Date                               Reginald L. Hughes



           November 20, 1996                     /s/ JANET L. HUGHES
      ---------------------------              ----------------------------
                  Date                               Janet L. Hughes

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 8 of 9 Pages

                             INDEX TO EXHIBITS



     Exhibit                         Description
 --------------   ----------------------------------------------------

        A Written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.


        B Articles of Share Exchange of Magellan Technology, Inc. and SkyHook Technologies, Inc.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 9 of 9 Pages

                                 EXHIBIT A


                                 AGREEMENT

    The undersigned agree that this Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.






         November 20, 1996                  /s/ REGINALD L. HUGHES
     ---------------------------            --------------------------
                Date                            Reginald L. Hughes



         November 20, 1996                  /s/ JANET L. HUGHES
     ---------------------------            --------------------------
                Date                            Janet L. Hughes

AFTER FILING RETURN TO:                                         Exhibit B

Richard G. Brown, Esq.
KIMBALL, PARR, WADDOUPS, BROWN & GEE
185 South State Street, Suite 1300
Salt Lake City, Utah  84111
Telephone: (801) 532-7840



                    ARTICLES OF SHARE EXCHANGE
                                OF
                    MAGELLAN TECHNOLOGY, INC.
                               AND
                    SKYHOOK TECHNOLOGIES, INC.

    PURSUANT TO THE PROVISIONS of Section 16-10a-1105 of the Utah Revised Business Corporation Act (the "Utah Act"), the undersigned corporations hereby adopt the following Articles of Share Exchange for the purpose of effecting the acquisition by Magellan Technology, Inc., a Utah corporation (the "Acquiring Corporation"), of all the capital stock of SkyHook Technologies, Inc., a Utah corporation ("the Acquired Corporation"), solely in exchange for shares of the voting common stock of the Acquiring Corporation:

    FIRST: Attached hereto as Exhibit A, and incorporated herein by this reference, is the Plan of Share Exchange (the "Plan") dated as of October 15, 1996, which was adopted by the Boards of Directors of the Acquiring Corporation and the Acquired Corporation and executed by the Acquiring Corporation and the Acquired Corporation.

    SECOND: The number of outstanding shares of the common stock of the Acquired Corporation is 2,065,001. All outstanding shares of the Acquired Corporation were entitled to vote on the Plan. No other class of shares is authorized or outstanding for the Acquired Corporation.

    THIRD: Pursuant to Section 16-10a-704 of the Utah Revised Business Corporation Act, the shareholders of the Acquired Corporation (the "SkyHook Shareholders") approved the Plan by unanimous written consent effective as of October 15, 1996. No approval of the shareholders of the Acquiring Corporation was required.

    EXECUTED this 25 day of October, 1996.

                                 "Acquiring Corporation"

                                 MAGELLAN TECHNOLOGY, INC.

                                  /s/ Darwin D. Millet
                                 ---------------------------
                                 Darwin D. Millet, President
ATTEST:

/s/ Lynn R. Wall
-----------------------
Lynn R. Wall, Secretary

                                 "Acquired Corporation"

                                 SKYHOOK TECHNOLOGIES, INC.


                                  /s/ Donald P. Cox
                                 ------------------------
                                 Donald P. Cox, President
ATTEST:

/s/ Reginald Hughes
-----------------------------
Reginald L. Hughes, Secretary



STATE OF UTAH         )
                      : ss.
COUNTY OF SALT LAKE   )

    This instrument was acknowledged before me on October 15, 1996, by Darwin D. Millet as President of Magellan Technology, Inc., a Utah corporation.


                                  /s/ Richard G. Brown
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

September 14, 1999               Salt Lake City, Utah
----------------------           ---------------------------

STATE OF UTAH        )
                     : ss.
COUNTY OF SALT LAKE  )

    This instrument was acknowledged before me on October 21, 1996, by Lynn R. Wall as Secretary of Magellan Technology, Inc., a Utah corporation.


                                 /s/ Rosalie C. Gledhill
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

April 6, 1997                    Salt Lake City, Utah
----------------------           ---------------------------

STATE OF UTAH        )
                     : ss.
COUNTY OF SALT LAKE  )

    This instrument was acknowledged before me on October 15, 1996, by Donald P. Cox as President of SkyHook Technologies, Inc., a Utah corporation.


                                  /s/ Richard G. Brown
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

September 14, 1999               Salt Lake City, Utah
----------------------           ---------------------------




STATE OF UTAH        )
                     : ss.
COUNTY OF SALT LAKE  )

    This instrument was acknowledged before me on October 15, 1996, by Reginald L. Hughes as Secretary of SkyHook Technologies, Inc., a Utah corporation.


                                  /s/ Richard G. Brown
                                 ---------------------------
                                 NOTARY PUBLIC

My Commission expires:           Residing in:

September 14, 1999               Salt Lake City, Utah
----------------------           ---------------------------

                                                        Exhibit A



                      PLAN OF SHARE EXCHANGE
                                OF
                    MAGELLAN TECHNOLOGY, INC.
                               AND
                    SKYHOOK TECHNOLOGIES, INC.


    THIS PLAN OF SHARE EXCHANGE (the "Plan") dated as of October 15, 1996, is entered into by and between Magellan Technology, Inc., a Utah corporation ("Magellan") and SkyHook Technologies, Inc., a Utah corporation ("SkyHook").


                      W I T N E S S E T H :

    A. WHEREAS, Magellan, SkyHook and the holders of all of the issued and outstanding shares of the capital stock of SkyHook (the "SkyHook
Shareholders") entered into an Agreement and Plan of Share Exchange dated as of October 15, 1996 (the "Agreement"), pursuant to which this Plan is executed;

    B. WHEREAS, the Boards of Directors of Magellan and SkyHook have approved this Plan whereby Magellan shall acquire, solely for the voting stock of Magellan, all of the issued and outstanding capital stock of Magellan; and

    C. WHEREAS, the SkyHook Shareholders have approved the Plan by unanimous written consent, pursuant to Section 16-10a-704 of the Utah Revised Business Corporation Act.


                            A G R E E M E N T :

    NOW, THEREFORE, in order to consummate such Plan, and in consideration of the mutual covenants herein set forth, the parties agree as follows:

    1.   Share Exchange.  At and on the "Effective Time," as set forth in
Section 2 below, Magellan, in exchange solely for voting shares of the common stock, $0.0001 par value per share, of Magellan (the "Magellan Common Stock"), will acquire all of the issued and outstanding shares of the common stock, no par value per share, of SkyHook (the "SkyHook Common Stock") (such acquisition and related transactions are sometimes hereinafter referred to as the "Share Exchange").

    2. Effective Time. The effective time (the "Effective Time") of the Share Exchange shall be the time and date appropriate Articles of Share Exchange are filed pursuant to Utah law.

    3.   Terms and Conditions of Share Exchange.  At the Effective Time:

         (a)  Magellan shall issue 5,673,336 shares of Magellan Common
Stock to the SkyHook Shareholders in exchange for all of the issued and outstanding shares of SkyHook Common Stock (the shares of SkyHook Common Stock held by Magellan prior to the Share Exchange will be cancelled), all in accordance with the exchange ratios set forth in the Exchange Agreement; and

         (b) Magellan shall substitute options to purchase shares of Magellan Common Stock pursuant to the Magellan Option Plan for all outstanding stock options to purchase shares of SkyHook Common Stock adjusted in accordance with the exchange ratios set forth in the Exchange Agreement.

    4. Execution. This Plan may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.


    IN WITNESS WHEREOF, Magellan and SkyHook have each executed this Plan as of the date set forth above.

                                 "Magellan"

                                 MAGELLAN TECHNOLOGY, INC.


                                 /s/ Darwin D. Millet
                                 ---------------------------
                                 Darwin D. Millet, President


                                 "SkyHook"

                                 SKYHOOK TECHNOLOGIES, INC.


                                 /s/ Donald P. Cox
                                 ---------------------------
                                 Donald P. Cox, President

                           MAGELLAN TECHNOLOGY, INC.

                              POWER OF ATTORNEY

     For Executing Forms 3, 4 and 5 and Schedule 13G and Schedule 13D

     Know all by these presents, that the undersigned hereby constitutes and appoints William A. Fresh, Richard G. Brown, and Janet L. Hughes signing singly, his true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Magellan Technology, Inc.;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

     The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

     Photographic copies of this Power of Attorney shall have the same force and effect as the original.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of November, 1996.

                                   /s/ REGINALD L. HUGHES
                                   ---------------------------
                                   Signature

                                   Reginald L. Hughes
                                   ---------------------------
                                   Print Name

                          MAGELLAN TECHNOLOGY, INC.

                             POWER OF ATTORNEY

      For Executing Forms 3, 4 and 5 and Schedule 13G and Schedule 13D

     Know all by these presents, that the undersigned hereby constitutes and appoints William A. Fresh, Richard G. Brown, and Reginald L. Hughes signing singly, her true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Magellan Technology, Inc.;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

     The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

     Photographic copies of this Power of Attorney shall have the same force and effect as the original.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of November, 1996.

                              /s/ JANET L. HUGHES
                              -----------------------------
                              Signature

                              Janet L. Hughes
                              -----------------------------
                              Print Name